United States securities and exchange commission logo





                                May 21, 2024

       Junkoo Kim
       Chief Executive Officer
       WEBTOON Entertainment Inc.
       5700 Wilshire Blvd., Suite 220
       Los Angeles, CA 90036

                                                        Re: WEBTOON
Entertainment Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted May 10,
2024
                                                            CIK No. 0001997859

       Dear Junkoo Kim:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 26, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Summary Consolidated Financial and Other Data, page 23

   1. We note your Income before income tax for the three months ended March 31, 2024 is presented as a loss.
Please revise the table to correct this inconsistency.
       Management's Discussion and Analysis of Results of Operations and Financial Condition
       Overview, page 82

   2. Please clarify or correct the inconsistent dates in the last sentence of the first paragraph under Overview.
 Junkoo Kim
WEBTOON Entertainment Inc.
May 21, 2024
Page 2
How We Generate Revenue
Paid Content, page 84

3.       We note disclosures under Paid Content that    content is purchased by
users with Coins
         which can be exchanged for access to content that is behind a paywall or received by them
         for free during in-app promotional events    and that    users may
receive up to a certain
         number of Daily Passes for free each day   . Please clarify or confirm
that Coins and Daily
         Passes received for free are not included in Paid Content or explain to us if and how they are included.

Our Financial Model, page 85

4. We note you now present non-GAAP financial measures you identify as Contribution
         Profit (Loss) and Contribution Margin. You indicate the measures reflect direct expenses associated with generating revenue and exclude cost of revenue, other than the creator revenue share and third-party payment fees, that are included in GAAP gross profit.
         Please address the following:
             Based on your disclosure on page 113, the costs you exclude from GAAP gross profit to calculate these non-GAAP financial measures are "cost of revenue other than creator revenue share and third-party payment fees, such as payroll and related personnel expenses related to content acquisition, licensing and production".
             Since you exclude normal, recurring, cash, operating expenses from these non-GAAP financial measures, it is not clear how you determined they are appropriate and comply with the guidance in Question 100.01 of the Division of Corporation
             Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial
             Measures.
             You present Contribution Margin in a graphic presentation without presenting the most directly comparable GAAP measure, gross profit margin, with equal or greater prominence. It is not clear how you determined your presentation complies with the guidance in Question 102.10(a) of the Division of Corporation
Finance   s
             Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Audited Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Basis of Presentation, page F-8
FirstName LastNameJunkoo Kim
5. We note your disclosure regarding the revisions to your statement of cash flows for the
Comapany
       year NameWEBTOON      Entertainment
            ended December 31,  2023. PleaseInc.
                                              explain to us how you considered
the presentation
May 21,and disclosure
         2024 Page 2 requirements of ASC 250-10 in assessing the errors. FirstName LastName
 Junkoo Kim
FirstName  LastNameJunkoo  Kim
WEBTOON     Entertainment Inc.
Comapany
May        NameWEBTOON Entertainment Inc.
     21, 2024
May 21,
Page 3 2024 Page 3
FirstName LastName
Unaudited Financial Statements
General, page F-74

6. Please provide the subsequent event disclosures, including the date through with subsequent events were evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued, required by ASC 855-10-50-1.

       Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing